Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

DFW COMMUNICATIONS, INC.

as Purchaser

and

TELETOUCH COMMUNICATIONS, INC.

and

TELETOUCH LICENSES, INC.

as Sellers

Effective Date: August 11, 2012

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS		1
1.1	Definitions	1
1.2	Other Definitional Provisions.	3

ARTICLE II PURCHASE AND SALE OF PURCHASED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES		4
2.1	Purchase and Sale of Assets	4
2.2	Excluded Assets	5
2.3	Assumption of Obligations	5
2.4	Excluded Obligations and Liabilities	6

ARTICLE III PURCHASE PRICE; CLOSING		6
3.1	Amount; Delivery	6
3.2	Closing	6
3.3	Purchase Price Adjustment	6

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		7
4.1	Authorization and Validity of Agreement	8
4.2	Title to Properties; Encumbrances	8

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		8
5.1	Authorization and Validity of Agreement	8

ARTICLE VI POST-CLOSING MATTERS		8
6.1	Nonassignable Contracts and Leases	8
6.2	Post-Closing Inventory	9
6.3	Employee Matters	9
6.4	Use of Name	9
6.5	Whelen Engineering Company	10
6.6	Owned Real Property	10
6.7	Books and Records; Personnel	10
6.8	Proration of Certain Expenses	11

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ARTICLE VII SURVIVAL AND INDEMNIFICATION		11
7.1	Indemnification of Sellers	11
7.2	Indemnification of Purchaser	11
7.3	Demands	12
7.4	Right to Contest and Defend	12
7.5	Survival of Representations and Warranties	12
7.6	Remedies	12
7.7	Limitation of Damages	12

ARTICLE VIII MISCELLANEOUS		13
8.1	Expenses.	13
8.2	Sales Taxes	13
8.3	Further Assurances	13
8.4	Submission to Jurisdiction	13
8.5	Notices	13
8.6	Governing Law	14
8.7	Entire Agreement; Amendments and Waivers	14
8.8	Binding Effect and Assignment	14
8.9	Severability	14
8.10	Headings	15
8.11	Execution	15
8.12	Publicity	15
8.13	Representation	15

Exhibit A Form of Bill of Sale and Assignment and Assumption Agreement

ii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated effective as of August 11, 2012 (the “Effective Date”), is being entered into by and among Teletouch Communications, Inc., a Delaware corporation (“Teletouch Communications”), Teletouch Licenses, Inc., a Delaware corporation (together with Teletouch Communications, each a “Seller” and collectively, the “Sellers”), and DFW Communications, Inc., a Texas corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Sellers are engaged in the business of operating two-way radio systems, providing two-way radio equipment and providing public safety equipment (collectively, the “Business”); and

WHEREAS, Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, substantially all of the assets of Sellers associated with the Business, all upon the terms and subject to the conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1          Definitions. As used herein, the following terms have the meanings set forth below:

“Accounts Receivable” means all notes and accounts receivable of Sellers attributable to the Business.

“Agreement” means this Asset Purchase Agreement, as amended from time to time as provided herein, and all exhibits, schedules and ancillary documents hereto, except where the context clearly indicates otherwise.

“Assets” has the meaning set forth in Section 2.1.

“Assigned Contracts” has the meaning set forth in Section 2.3(a).

“Assumed Contracts” has the meaning set forth in Section 2.1(f).

“Assumed Obligations” has the meaning set forth in Section 2.3.

“Books and Records” means all books, records, books of account, files and data (including customer and supplier lists), catalogs, brochures, sales literature, promotional material, certificates and other documents used in or associated with the conduct of the Business or the ownership of the Assets, except that the Books and Records shall not include personnel records and files or any books, records, files and other data of Sellers which relate exclusively to (i) organizational or governance proceedings of Sellers, (ii) the Excluded Assets, or (iii) the Excluded Liabilities.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day excluding Saturday, Sunday and any day on which banks in Fort Worth, Texas are authorized or required by law or other governmental action to close.

“Claim” has the meaning set forth in Section 7.3.

“Closing” has the meaning set forth in Section 3.2.

“Confidentiality Agreement” means that certain Non-Disclosure and Confidentiality Agreement dated as of April 24, 2012 between Teletouch Communications and Purchaser.

“Contract” means any written contract, agreement or instrument relating to the Business to which a Seller is a party or is otherwise bound, including, without limitation, supply contracts, customer agreements and accounts, any mortgages, deeds of trust, notes or guarantees, pledges, liens, or conditional sales agreements to which a Seller is a party or by which any of its assets may be bound, of which copies have been made available to Purchaser for review, but excluding Leases.

“Current Employees” has the meaning set forth in Section 6.3(a).

“Damages” has the meaning set forth in Section 7.1.

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Encumbrances” means liens, security interests, options, rights of first refusal, easements, mortgages, charges, debentures, indentures, deeds of trust, rights-of-way, restrictions, encroachments, licenses, Leases, Permits, security agreements, or any other encumbrances and other restrictions or limitations on the use or ownership of real or personal property or irregularities in title thereto.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Final Working Capital” has the meaning set forth in Section 3.3(b).

“Final Working Capital Statement” has the meaning set forth in Section 3.3(b).

“Governmental Authority” means (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department, or other instrumentality of any such government, or (b) any person having the authority under any applicable government requirements to assess and collect taxes for its own account.

“Inventory” has the meaning set forth in Section 2.1(b).

“Leases” means any and all written contracts, agreements, and commitments regarding the lease of real or personal property to which a Seller is a party or is otherwise bound that relate to or are used in the operation of the Business, including, but not limited to, leases of towers and transmitter sites.

“Notice” has the meaning set forth in Section 8.5.

“Owned Real Property” has the meaning set forth in Section 2.1(d).

“Permitted Encumbrances” means (i) Encumbrances consisting of easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto that do not materially detract from the value of, or materially impair the use of, such property by Sellers in the operation of the Business, (ii) Encumbrances for current taxes, assessments or governmental charges or levies on property not yet due and delinquent, (iii) Encumbrances created by Purchaser, and (iv) Encumbrances, if any, relating to the Assumed Obligations.

“Permits” has the meaning set forth in Section 2.1(e).

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or other department or agency thereof or other entity.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Indemnitees” has the meaning set forth in Section 7.2.

“Seller” and “Sellers” have the meanings set forth in the preamble of this Agreement.

“Seller Indemnitees” has the meaning set forth in Section 7.1.

“Target Working Capital” has the meaning set forth in Section 3.3(a).

“Target Working Capital Statement” has the meaning set forth in Section 3.3(a).

“Teletouch Communications” has the meaning set forth in the preamble of this Agreement.

“Whelen” has the meaning set forth in Section 6.5.

1.2          Other Definitional Provisions.

(a)          The words “hereof,” “herein” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

(b)          The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)          The terms defined in the neuter or masculine gender shall include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(d)          All references made herein to schedules and exhibits refer to the schedules and exhibits, which are incorporated into and made a part of this Agreement by reference.

ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS;
ASSUMPTION OF ASSUMED LIABILITIES

2.1          Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser agrees to purchase from Sellers, and Sellers agree to sell, convey, transfer, assign and deliver, and cause to be sold, conveyed, transferred, assigned and delivered, all of Sellers’ rights, title and interest in and to the Business, including but not limited to the following assets (the “Assets”), free and clear of all Encumbrances except Permitted Encumbrances, to Purchaser:

(a)          Fixed Assets. All furniture, fixtures, equipment, machinery, appliances, communications equipment, computer hardware and software (to the extent assignable), tools, supplies, any leasehold improvements and any construction in progress listed on Schedule 2.1(a);

(b)          Inventory. All inventory and supplies used or intended to be used primarily in connection with the Business, including raw materials, work in progress (including as related to any purchase orders under customer Contracts), finished goods, manufacturing supplies, office supplies, packaging and related materials (collectively, the “Inventory”), including but not limited to the Inventory described on Schedule 2.1(b);

(c)          Leases. All of Sellers’ rights, title and interest under the real property leases, licenses and subleases listed on Schedule 2.1(c);

(d)          Owned Real Property. Subject to and in accordance with the terms and conditions set forth in Section 6.6, all of Sellers’ rights, title and interest in the owned real property located at 2121 Old Henderson Highway in Tyler, Texas (the “Owned Real Property”);

(e)          Permits. All licenses, permits, franchises, consents, approvals and authorities granted to Sellers by any Person and applicable to the Business, including, but not limited to, all licenses and permits issued by the Federal Communications Commission (collectively, the “Permits”), all of such Permits, together with associated frequencies (if applicable) are listed on Schedule 2.1(e);

(f)          Contracts. All of Sellers’ rights, title and interest in and to the contracts with respect to the Business listed on Schedule 2.1(f) (the “Assumed Contracts”);

(g)          Goodwill. All goodwill and going concern value of the Business; and

(h)          Accounts Receivable. All Accounts Receivable incurred in the ordinary course of business prior to the Effective Date, which Accounts Receivable as of the Effective Date, including the aging of such, are detailed on Schedule 2.1(h), but excluding any Accounts Receivable aged over ninety (90) days as of the Effective Date.

2.2          Excluded Assets. The Assets shall not include any of the following (the “Excluded Assets”):

(a)          all cash on hand or on deposit and arising out of the operation of the Business prior to the Effective Date, except for petty cash at store locations;

(b)          causes of action and third-party indemnities, policies of insurance, fidelity, surety or similar bonds and the coverage afforded thereby other than those relating to the Assets;

(c)          tax refunds related to the Business or the Assets received or receivable by Sellers relating to taxes paid by Sellers for all periods prior to the Effective Date;

(d)          any Accounts Receivable aged over ninety (90) days as of the Effective Date; and

(e)          minute books and governance documents of Sellers.

2.3          Assumption of Obligations. Upon the sale of the Assets by Sellers, Purchaser shall assume and agree to pay, perform and discharge, in a timely manner and in accordance with the terms thereof, from and after the Effective Date all of Sellers’ obligations with respect to the following (collectively, the “Assumed Obligations”):

(a)          the Permits, Assumed Contracts, and Leases properly transferred and assigned to Purchaser hereunder in conformity with the provisions of such Permits, Assumed Contracts and Leases, which are listed in the schedules to this Agreement or otherwise defined herein (collectively, the “Assigned Contracts”);

(b)          the customer deposits and prepaid amounts existing on the Effective Date to the extent such deposits were made pursuant to and remain outstanding under the Assigned Contracts, the sum total of which deposits and amounts are set forth on Schedule 2.3(b);

(c)          the trade accounts payable of Sellers listed on Schedule 2.3(c) (for the avoidance of doubt it being understood that such amounts are included in the calculation of the Purchase Price set forth in Section 3.1 and as described on Schedule 3.1); and

(d)          any amounts owed to any Current Employees hired by Purchaser with respect to unused vacation, provided that Sellers comply with the provisions of Section 6.3(b).

2.4          Excluded Obligations and Liabilities. It is expressly understood and agreed that, except as specifically provided in Section 2.3, Purchaser shall not be obligated to pay, perform or discharge any debt, obligation, cost, expense or liability of Sellers, whether absolute or contingent, known or unknown (“Excluded Liabilities”), including, but not limited to debts, obligations, costs, expenses and liabilities:

(a)          related to any of the Excluded Assets or to any employees of Sellers, including all severance, retirement, medical and other benefits payable to employees or former employees of the Business or of Sellers or to their dependents or beneficiaries;

(b)          for any pre-Effective Date breach or violation of any of the Assigned Contracts unless such breach or violation is specifically disclosed on Schedule 2.4(b) and assumed by Purchaser; and

(c)          for any regulatory user fees attributable to the Assets or the Business for the period prior to the Effective Date and payable to the Federal Communications Commission.

ARTICLE III
PURCHASE PRICE; CLOSING

3.1          Amount; Delivery. In addition to Purchaser’s assumption of the Assumed Obligations, at the Closing, Purchaser shall pay to Sellers an amount in cash equal to $1,001,028.42 (the “Purchase Price”). Sellers and Purchaser have agreed to allocate the Purchase Price in the manner and as provided in the Purchase Price Allocation Schedule (including payments to third parties) as set forth on Schedule 3.1.

3.2          Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the Effective Date or at such other time, at such other place or on such other date as the parties hereto may mutually agree. At the Closing, each of Sellers and Purchaser shall execute and deliver to the other party the Bill of Sale and Assignment and Assumption Agreement, in the form attached hereto as Exhibit A. In addition, at the Closing, all requisite consents of any third parties or governmental agencies to the transactions contemplated by this Agreement shall have been obtained by Sellers and delivered to Purchaser.

3.3          Purchase Price Adjustment.

(a)          The parties hereby jointly designate a target working capital amount of $766,874.58 as of the Effective Date (the “Target Working Capital”), as included in Schedule 3.3 (the “Target Working Capital Statement”). The “working capital” shall be calculated as follows:

(i)	all Accounts Receivable that are outstanding thirty (30) days or less as of the Effective Date shall be purchased by Purchaser at 100% of face value;

(ii)	all Accounts Receivable that are outstanding more than thirty (30) days and less than ninety-one (91) days as of the Effective Date shall be purchased by Purchaser at 80% of face value;

(iii)	all Inventory, as of the Effective Date, of the Business purchased by Sellers on or after June 18, 2012 shall be purchased by Purchaser at 100% of cost;

(iv)	all Inventory, as of the Effective Date, of the Business committed to in-process jobs (i.e., works in progress), as noted in the inventory system, shall be purchased by Purchaser at 100% of cost; and

(v)	all other Inventory of the Business at the Effective Date and not covered in clauses (iii) or (iv) above shall be purchased by Purchaser at 50% of cost.

(b)          Within ninety (90) days after the Effective Date, Purchaser shall cause to be prepared and delivered to Sellers a working capital statement (the “Final Working Capital Statement”), setting forth in reasonable detail its calculation of the working capital as of the Effective Date (the “Final Working Capital”). The Final Working Capital Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies used in the preparation of the Target Working Capital Statement. The parties shall negotiate in good faith to resolve any disputed items in the Final Working Capital Statement.

(c)          In calculating the Final Working Capital, Purchaser may remove any Accounts Receivable acquired pursuant to Section 2.1(h) that remain outstanding as of the date that Purchaser delivers to Sellers the Final Working Capital Statement. Sellers shall refund to Purchaser that portion of the Purchase Price allocated to such Accounts Receivable, with the amount refunded to constitute a downward adjustment to the Target Working Capital, and whereupon such Accounts Receivable shall be deemed to be Excluded Assets for purposes of this Agreement. Any refunds made pursuant to this Section 3.3(c) shall be included in and subject to the limitations set forth in Section 3.3(d).

(d)          If the Final Working Capital is less than the Target Working Capital, then the Sellers shall promptly pay an amount in cash equal to such shortfall to Purchaser, but in no event shall Sellers be obligated to reimburse any amounts in excess of $200,000 in the aggregate under this Section 3.3. If the Final Working Capital is greater than the Target Working Capital, then Purchaser shall promptly pay an amount in cash equal to such excess to the Sellers, but in no event shall Purchasers be obligated to pay any amounts in excess of $200,000 in the aggregate under this Section 3.3.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Sellers hereby jointly and severally represent and warrant to Purchaser as follows:

4.1          Authorization and Validity of Agreement. Sellers have full corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the board of directors of Sellers and no other corporate action on the part of Sellers is necessary to authorize the execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sellers and represents the valid and binding obligations of Sellers enforceable against Sellers in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

4.2          Title to Properties; Encumbrances. Except as set forth on Schedule 4.2, Sellers own outright, and has full legal and beneficial title to all of the Assets, in each case subject to no Encumbrances except for Permitted Encumbrances.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows:

5.1          Authorization and Validity of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the board of directors of Purchaser and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and represents the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

ARTICLE VI
POST-CLOSING MATTERS

6.1          Nonassignable Contracts and Leases. If any Permits, Assumed Contracts or Leases are not by their respective terms assignable, Sellers agree to use their reasonable commercial efforts promptly to obtain, or cause to be obtained, any written consents necessary to convey to Purchaser the benefit thereof. Purchaser shall cooperate with Sellers, in such manner as may be reasonably requested, in connection therewith, including without limitation, active participation in visits to and meetings, discussions and negotiations with all Persons with the authority to grant or withhold consent. To the extent that any such consents cannot be obtained, Sellers and Purchaser will use their reasonable commercial efforts to take such actions as may be possible without violation or breach of any such nonassignable Permits, Assumed Contracts or Leases to effectively (i) grant Purchaser the economic benefits of, and (ii) impose upon Purchaser the economic burdens of, such Permits, Assumed Contracts and Leases.

6.2          Post-Closing Inventory. Purchaser hereby agrees that, after the Effective Date, Purchaser shall purchase from Sellers at 100% of cost any and all Inventory that Sellers receive and remit payment for in the ordinary course of business after the Closing, including but not limited to such Inventory related to those jobs set forth on Schedule 6.2. Sellers shall submit such invoices to Purchaser promptly upon receipt from any third party, and Purchaser shall submit payment to Sellers promptly, but in no event shall such payment be made later than five (5) Business Days following Purchaser’s receipt thereof. The parties agree to negotiate in good faith in the event of any disagreements arising under this Section 6.2. For the avoidance of doubt, the parties acknowledge that any and all amounts under this Section 6.2 are not included in the Purchase Price.

6.3          Employee Matters.

(a)          Offer of Employment. Purchaser shall have the right and option, but not the obligation, to offer employment to and hire any of Sellers’ employees in the Business (“Current Employees”) as of or after the Effective Date. Sellers shall assist Purchaser in identifying Current Employees who are key to the Business.

(b)          Conditions of Employment. With respect to employee benefits, nothing contained in this Agreement shall prohibit Purchaser from changing or eliminating the benefits being made available to Current Employees following the Closing. Any Current Employees hired at the Closing by Purchaser shall be given credit, under and in accordance with applicable employee benefit plans of Purchaser, toward eligibility, vesting, and benefit accrual, for the period of time prior to the Closing during which such individuals were Current Employees if such period of time would otherwise qualify for eligibility, vesting, and benefit accrual under Purchaser’s employee benefit plans providing similar benefits. The provisions of this Section 6.3 shall not create any third party beneficiary rights, and Purchaser will have sole discretion for all employment decisions, wages, salaries, benefits and other terms and condition of employment of any and all of its employees. In the event Purchaser hires a Current Employee, any liabilities or amounts owed with respect to unused vacation shall be borne by Sellers and deducted or refunded, as applicable, from the Purchase Price.

6.4          Use of Name. Purchaser hereby agrees that, after the Effective Date, Purchaser and its affiliates shall discontinue all use of any trade or assumed names used by Sellers in the Business prior to the Effective Date, alone or in any combination of words for any purpose whatsoever, including the names “Teletouch Communications, Inc.” and “Teletouch” or any similar names; provided, however, that Sellers grant to Purchaser the limited right to use such names in connection with the preparation of any invoices for work in progress as of the Effective Date if such reference is required in connection with collection of customer payments related to the Assets).

6.5          Whelen Engineering Company. Sellers acknowledge the importance to Purchaser that Purchaser have certain benefits of volume pricing with Whelen Engineering Company, Inc. (“Whelen”). From the Effective Date until the eighteen (18) month anniversary of the Effective Date, Sellers shall use reasonable commercial efforts to maintain their business relationship with certain governmental agencies and purchase products from Purchaser that are manufactured by Whelen to assist Purchaser in achieving cumulative purchases of $1,000,000.00 under Purchaser’s account with Whelen. In connection with the arrangement described in this Section 6.5, Teletouch Communications agrees to guaranty any payments owed by Purchaser to Whelen for a total amount not to exceed $75,000. For so long as such guaranty remains in effect, Purchaser shall deliver to Teletouch Communications an irrevocable standby letter of credit in favor of Teletouch Communications that is acceptable to Teletouch Communications in the amount of $75,000. Teletouch Communications shall have the right and ability (but not the obligation) to immediately draw funds from time to time under the letter of credit upon Whelen demanding payments from Teletouch Communications in accordance with the guaranty.

6.6          Owned Real Property.

(a)          Environmental Report. Prior to the transfer to Purchaser of all of Sellers’ rights, title and interest in the Owned Real Property, Sellers shall first obtain acceptable documentation related to the removal of an underground gas tank located on such property or an environmental report providing evidence of no ground contamination from the underground gas tank to the satisfaction of Frost Bank or as otherwise agreed upon by the parties hereto. In the event an environmental report is required, upon receipt of the report, Sellers shall take such remedial action as is required by such report so long as it is commercially reasonable in Sellers’ sole discretion.

(b)          Sale and Transfer. Upon completion of the actions required under Section 6.6(a), Sellers shall sell, assign, transfer, convey and deliver to Purchaser the Owned Real Property and Purchaser shall pay to Sellers an amount in cash equal to $300,000.00; provided, however, that in the event the matters set forth in Section 6.6(a) have not been resolved prior to the first anniversary of the Effective Date, the obligations under Section 6.6 shall terminate.

(c)          Interim Lease. Until the earlier to occur of (i) the date upon which the matters set forth in Section 6.6(a) have been resolved and (ii) the first anniversary of the Effective Date, Sellers shall lease the Owned Real Property to Purchaser in the amount of $2,800.00 per month.

6.7          Books and Records; Personnel. At all times after the Effective Date, Purchaser shall allow Sellers and any agents of Sellers, upon reasonable advance notice to Purchaser, access to all Books and Records of Sellers which are transferred to Purchaser in connection herewith, to the extent necessary or desirable in anticipation of, or preparation for, existing or future litigation, employment matters, tax returns or audits, or reports to or filings with any Governmental Authorities, during normal working hours at the location where such Books and Records are maintained, and Sellers shall have the right, at Sellers’ sole cost, to make copies of any such Books and Records. Purchaser agrees to maintain all Books and Records acquired from Sellers for a period of six (6) years from the Effective Date unless such Books and Records are transferred and delivered to Sellers within such six (6) year period.

6.8          Proration of Certain Expenses. Except as otherwise provided in this Agreement, with respect to all expenses and other payments related to all (i) utilities used in connection with the Assets and (ii) rents and other payments (including any prepaid amounts) due under any Leases constituting part of the Assets, such amounts shall be prorated between Sellers on the one hand, and Purchaser, on the other hand, as of the Effective Date. Sellers shall be responsible for any such amounts accruing up to the Effective Date and Purchaser shall be responsible for any such amounts accruing from and after the Effective Date. Purchaser shall pay the full amount of any invoices received by them and shall submit a request for reimbursement to Sellers for Sellers’ share of such expenses, and Sellers shall promptly reimburse Purchaser for Sellers’ share of such expenses. Sellers shall pay the full amount of any invoices received by it and shall submit a request for reimbursement to Purchaser for Purchaser’s share of such expenses, and Purchaser shall promptly reimburse Sellers for Purchaser’s share of such expenses.

ARTICLE VII
SURVIVAL AND INDEMNIFICATION

7.1          Indemnification of Sellers. Purchaser shall indemnify and hold Sellers, their officers, directors, shareholders, agents, affiliates, successors and permitted assigns (the “Seller Indemnitees”) harmless from and against any and all damages, including exemplary damages and penalties, losses, deficiencies, costs, expenses, obligations, fines, expenditures, claims and liabilities, including reasonable counsel fees and reasonable expenses of investigation, defending and prosecuting litigation, but subject to offset for any insurance proceeds actually received by the indemnified party (collectively, the “Damages”), suffered by Seller Indemnitees as a result of, caused by, arising out of, or in any way relating to (a) any misrepresentation, breach of warranty, or nonfulfillment of any agreement or covenant on the part of Purchaser under this Agreement or (b) any liability or obligation (other than the Excluded Liabilities or any other liabilities or obligations for which Purchaser is being indemnified by Seller hereunder) which pertains to the ownership, operation or conduct of the Business or Assets arising from any acts, omissions, events, conditions or circumstances occurring on or after the Effective Date, including, but not limited to, Purchaser’s failure to perform any of the Assumed Obligations.

7.2          Indemnification of Purchaser. Sellers shall indemnify and hold Purchaser, its officers, directors, partners, agents, affiliates, successors and permitted assigns (the “Purchaser Indemnitees”) harmless from and against any and all Damages suffered by Purchaser Indemnitees as a result of, caused by, arising out of, or in any way relating to (a) any misrepresentation, breach of warranty, nonfulfillment of any agreement or covenant on the part of Sellers under this Agreement or (b) any liability or obligation (other than those for which Sellers are being indemnified by Purchaser hereunder and other than the Assumed Obligations) which pertains to the ownership, operation or conduct of the Business or Assets arising from any acts, omissions, events, conditions or circumstances occurring before the Effective Date and (c) the Excluded Liabilities.

7.3          Demands. Each indemnified party hereunder agrees that promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party actions being collectively referred to herein as the “Claim”), with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, it will give prompt notice thereof in writing to the indemnifying party, together with a statement of such information respecting any of the foregoing as it shall have. Such notice shall include a formal demand for indemnification under this Agreement. The indemnifying party shall not be obligated to indemnify the indemnified party with respect to any Claim if the indemnified party knowingly failed to notify the indemnifying party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against such matter and to make a timely response thereto including, without limitation, any responsive motion or answer to a complaint, petition, notice or other legal, equitable or administrative process relating to the Claim, only insofar as such knowing failure to notify the indemnifying party has actually resulted in prejudice or damage to the indemnifying party.

7.4          Right to Contest and Defend. With respect to any Claim set forth in a notice of Claim relating to a third party claim, the indemnifying party may defend (in good faith and at its expense) any such claim or demand, and the indemnified party shall have the right to participate in the defense of any such claim. So long as the indemnifying party is defending such claim in good faith, the indemnified party shall not settle or compromise such third party claim. If the indemnifying party does not elect to defend any such claim, the indemnified party shall have no obligation to do so.

7.5          Survival of Representations and Warranties. The representations and warranties contained in Articles V and VI of this Agreement shall survive until the first anniversary of the Effective Date.

7.6          Remedies. Indemnification under this Article VII shall be the sole and exclusive remedy of the parties with respect to Damages resulting from the breach of any representation, warranty or covenant in this Agreement. Notwithstanding the foregoing, each of the parties hereto acknowledges and agrees that the other party would be damaged irreparably in the event the provisions of Section 6.6 of this Agreement are not performed in accordance with its specific terms or is otherwise breached. Accordingly, Sellers and Purchaser agree that the other parties shall be entitled to enforce specifically the provisions of Section 6.6 of this Agreement and the terms and provisions hereof in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

7.7          Limitation of Damages. No indemnified party shall be entitled to recover from the indemnifying party any incidental, consequential, special or punitive damages; provided that any incidental, consequential, special or punitive damages recovered by a third party from an indemnified party entitled to indemnification under this Article VII shall be included in the losses recoverable by such indemnified party.

ARTICLE VIII
MISCELLANEOUS

8.1          Expenses. Except as otherwise provided in this Agreement, each of Sellers and Purchaser shall bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

8.2          Sales Taxes. All sales and use taxes, if any, due under the laws of any Governmental Authority with the purchase and sale of the Assets shall be paid by Purchaser.

8.3          Further Assurances. The parties to this Agreement agree to each use reasonable commercial efforts to cooperate with the other party hereto to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as shall be required in order to enable the other party to effect the transactions contemplated hereby, and to execute and/or deliver any additional information, documents or agreements and to take all actions contemplated hereby and/or necessary or appropriate to effect and consummate the transactions contemplated hereby. Each party hereto agrees to provide to the other party hereto such information as the requesting party may reasonably request in order to consummate the transactions contemplated hereby and to effect an orderly transition of the Business following the Closing.

8.4          Submission to Jurisdiction(a)          . The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within Tarrant County, Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

8.5          Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by either party to the other (herein collectively called “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

If to Sellers, to:

Teletouch Communications, Inc.

Thomas A. “Kip” Hyde, Jr.

President and Chief Operating Officer

5718 Airport Freeway

Fort Worth, Texas 76117

If to Purchaser, to:

DFW Communications, Inc.

Steve Byard

Vice President

501 Duncan Perry Rd.

Arlington, Texas 76011

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours. All Notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

8.6          Governing Law. The provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas (excluding any conflicts-of-law rule or principle that might refer same to the laws of another jurisdiction).

8.7          Entire Agreement; Amendments and Waivers. This Agreement, together with the exhibits and schedules hereto and the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

8.8          Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by Sellers or Purchaser without the prior written consent of the other parties. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

8.9          Severability. If any provision of the Agreement is rendered or declared illegal or unenforceable by reason of any existing or subsequently enacted legislation or by decree of a court of last resort, Purchaser and Sellers shall promptly meet and negotiate substitute provisions for those rendered or declared illegal or unenforceable so as to preserve as nearly as possible the contemplated economic effects of the transactions, but all of the remaining provisions of this Agreement shall remain in full force and effect.

8.10          Headings. The headings of the sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

8.11          Execution. This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

8.12          Publicity. Except as otherwise required by applicable laws or regulations (including, without limitation, the federal securities laws), Sellers and Purchaser shall cooperate in the issuance of press releases or other public statements, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, and shall not unreasonably withhold approval as to the contents and the manner of presentation and publication thereof.

8.13          Representation. Each of the parties hereby acknowledges that it has been afforded the opportunity to review and discuss this Agreement and the other documents and instruments contemplated to be delivered in connection with this Agreement with independent, qualified legal, accounting and other relevant professional advisors. Purchaser hereby agrees, consents and acknowledges that Haynes and Boone, LLP has acted as counsel solely for Sellers and has explicitly recommended that Purchaser seek the advice of Purchaser’s legal counsel in connection with the review of this Agreement.

[Signature page(s) follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the Effective Date.

TELETOUCH COMMUNICATIONS, INC.

By:	\s\ Thomas A. Hyde, Jr.
Thomas A. “Kip” Hyde, Jr.
President and Chief Operating Officer

TELETOUCH LICENSES, INC.

By:	\s\ Thomas A. Hyde, Jr.
Thomas A. “Kip” Hyde, Jr.
President and Chief Operating Officer

DFW COMMUNICATIONS, INC.

By:	\s\ Steve Byard
Steve Byard
Vice President

SIGNATURE PAGE - ASSET PURCHASE AGREEMENT

Exhibit A

Form of Bill of Sale and Assignment and Assumption Agreement

(see attached)